China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province
China

October 9, 2012

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:           China Hefeng Rescue Equipment, Inc. (fka Bridgeway Acquisition Corp.)
Form 8-K
Amended August 1, 2012
File No. 000-54224

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Hefeng Rescue Equipment, Inc. (the “Company”) dated August 17, 2012.  We are simultaneously filing Amendment No. 2 to the Form 8-K that is the subject of the Staff’s comments.  As supplemental material, we are delivering to Kristin Lockhead of the Staff two copies of Amendment No. 2 marked to show the changes from Amendment No. 1.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.

Emerging Growth Company, page 2

Staff Comment 1:    Please reconcile your disclosure in the third bullet point of this section regarding your lack of registration under the Exchange Act with your disclosure on the facing page of your latest Form 10-K indicating that your common stock is registered under Section 12(g).

Response:  In Amendment No. 2 at pages 2 and 3, we have amended our disclosure in the second and third bullet points of this section to reflect the fact that our Common Stock is registered under Section 12(g) of the Exchange Act.

Description of Business, page 6

Staff Comment 2:     Regarding your response to prior comment 5:

●
Please clarify in your document the purpose of Dragons Soaring and Huashi International Holdings Group Limited in your holding company structure. Also explain why and when you plan to remove entities from your corporate structure, as mentioned on page 51; include the effect of the removal, especially if the removed company is a party to the agreements with your VIE.

●
Please disclose the requirements to pass the “enterprise annual inspection” mentioned in your response. Also disclose the effect on Bridgeway Acquisition Corp’s rights to the assets and business of the WFOE and the VIE if they do not pass the annual inspection and they lose all legal rights as you mention on page 31. Add appropriate risk factors, including an explanation of any other material methods in which the certificate of approval can be terminated.

Response to First Bullet:  In Amendment No. 2 at page 7 we have disclosed the purpose of the BVI and Hong Kong holding companies.

In Amendment No. 2 at page 51, we have modified the discussion regarding a change in the corporate structure to disclose that such a change would only occur if necessary to facilitate off-shore financing of the operating company, and that we have no current plans for any offshore financing.

Response to Second Bullet:  In Amendment No. 2 at page 7 we have disclosed the annual inspection requirement and described the implications of failing the inspection.  We do not believe that failing the inspection should be included among the risk factors, however.  We are not aware of any WFOE that has failed the inspection except for intentional disregard of the applicable regulations.  The risk of failing the inspection is, therefore, similar to the risk of an U.S. corporation losing its franchise due to failure to pay franchise taxes.  It is a controllable risk, and so not appropriate to the risk factor section of this report.  Including it among our risk factors would serve only to confuse the readers.

Contractual Arrangements, page 7

Staff Comment 3:       In an appropriate section, please disclose the circumstances under which PRC law would permit Huashida Consulting to gain “actual ownership” of the shares of Huludao Rescue, as discussed in paragraph (4) on page 8. Refer to our prior comment 8.

Response:   In Amendment No. 2 at pages 7 and 8 we have modified the disclosure in the introductory paragraph and bulleted item 2 of this section to disclose the circumstances under which Huashida Consulting could gain actual ownership of Huludao Rescue.

Staff Comment 4:  We note your response to prior comment 22. Please tell us which provisions of which exhibit contain the contractual obligation mentioned in the first sentence of the last paragraph on page 8.

Response:  The bilingual text of the Exclusive Technical Service and Business Consulting Agreement filed as Exhibit 10.1,  translates Section 4.5 thus:

“Party A [Huludao Rescue] shall sustain its good reputation, explore the business actively and take every effort to maximize the benefits.”

The sentence in the Form 8-K referenced in this comment is based on that Section.  However, a more precise translation of Section 4.5 is:

“Party A [Huludao Rescue] shall sustain its good reputation, actively expand its business, and strive to maximize profits.”

For that reason, we have, in Amendment No. 2 at page 8, modified the sentence referenced in this comment to refer to maximizing profits, and eliminated the reference to maximizing the benefits to Huashida Consulting.

Our Services, page 13

Staff Comment 5:        Please reconcile your response to prior comment 11 that you do not own intellectual property with your disclosure that you conduct design and R&D services. Who owns the rights to the designed and the developed products and systems? Is your business the location and assembly of products and systems available from third parties?

Response:  As evidenced by the absence of inventory or of any significant amount of property, plant and equipment on our balance sheets, Huludao Rescue is a service provider company.  It provides design and development services to clients according to the clients’ requirements and demands. The final designs completed by Huludao Rescue are delivered to clients for their use in production or installation. Under Chinese law and the terms of the service contracts, Huludao Rescue does not own any intellectual property in the designs that it prepared for clients, but rather it is the clients that own these designs and any related intellectual property.  Specifically, the form of System Development Service Contract filed as Exhibit 16 states, at Section 4-1, that “(A)fter the completion of contract performance, the ownership of all intellectual properties of the system is subject to Party B (the client), while Party A (Huludao Rescue) has the right to use this system.”

To avoid confusion, in Amendment No. 2 at page 15, we have added disclosure that our contract with design clients specifies that the intellectual property resulting from the contract services is owned by the design client.

Staff Comment 6:       Please continue to revise your disclosure to ensure that it does not give disproportionate prominence to your activities relative to their contribution to your business. See prior comment 12. We note that your description of your business here and on page 6 begins with your equipment design business; however, you disclose on page 39 that there were no new such engagements in the March 2012 quarter. We also note that you describe your commission business after you describe your design business despite the relative amount of revenue from commissions. Address in your revisions the shift mentioned in your response to prior comment 12; in an appropriate section of your document, discuss how that shift away from the design and development business affects your commission business given your disclosure on page 41 that your design and development business provides your market channels for the commission business. Also, please ensure that your disclosure in response to this comment can be reconciled to your statement on page 20 that revenues from the sales of your products will continue to represent substantially all of your revenues in the near future.

Response:     In Amendment No. 2 at page 13 et seq., we have restructured the section titled “Our Services” to give priority of place and emphasis to the leasing business.

Customers, page 15

Staff Comment 7:         Please expand your response to prior comment 15 to clarify why no additional disclosure is required by Regulation S-K Item 101(h)(4)(vi). In this regard, we note your continued reference to your “major customers” in the notes to your financial statements and the reference to your “core clients” in your discussion of your commission-based revenue on page 41. Also tell us which exhibit represents your agreement with these major customers and core clients and where you have disclosed when these agreements and your key commission agreements expire.

Response:  In Amendment No. 2 at page 15, we have revised the section headed “Customers” to disclose that we have no “major customers,” the reason we have no major customers, the identity of the one customer that was responsible for over 10% of 2011 revenue, and a description of the four customers that were each the source of over 10% of revenue in the partial year period ended December 31, 2010.  We have also eliminated the reference to core clients at page 41 - on reflection, after only two years of operations, it was presumptuous for us to claim “steady” relationships with clients.  In future filings, we will also avoid use of the term “major customer,” unless we develop a perennial, high revenue relationship with a customer.

Markets, page 15

Staff Comment 8:       With a view toward disclosure, please expand your response to prior comment 13 to tell us the portion of your software development projects that is completed by your employees versus by subcontractors.

Response:  During 2010, 69% of our software development projects were completed by our employees, and the share of software development projects completed by subcontractors was 31%.    During 2011, 63% or our software development projects were completed by our employees, and the share of software development projects completed by subcontractors was 37%.    During the three months ended March 31, 2012, 67% of our software development projects were completed by our employees, and the share of software development projects completed by subcontractors was 33%.

In Amendment No. 2 at page 16, we have included disclosure that in recent periods Huludao Rescue has outsourced approximately one-third of its software development projects.

Under the EIT Law, page 26

Staff Comment 9:      Please address the portion of prior comment 21 with respect to disclosing the position you intend to take regarding whether you are a “resident enterprise” for purposes of determining your tax obligations.

Response:  In Amendment No. 2 at page 27, we have added a paragraph to this risk factor stating the Company’s current position regarding whether it is a PRC resident enterprise.

Staff Comment 10:      Refer to your revision on page 27 in response to prior comment 21. Please clarify why it is reasonable to conclude that United States investors would not be subject to the taxes given the definition of “resident enterprise” on page 26.

Response: In Amendment No. 2 at page 27, we have modified the risk factor to eliminate the statement that United States investors will not be subject to the tax.  Upon reflection, we have concluded that we lack sufficient guidance from the government to enable us to make a determination either way.  Accordingly, we have added a paragraph to the risk factor disclosing that we are unable to take a position on the resident enterprise tax at this time.

We rely on the approval certificates, page 31

Staff Comment 11:      Please expand your disclosure added in response to prior comment 24 to address the amount of “required investment funds.” Also disclose with whom these funds are “deposited” and the nature of your rights to the deposit.

Response:  The statement that the “Certificate of Approval terminates … if the required investment funds are not available” referred to the requirement that the equity owners of the enterprise must have paid the registered capital into the enterprise.  With respect to Huashida Consulting, the statement was academic, since the registered capital has already been paid into that enterprise.  Accordingly, there is no risk that the certificate of approval will be terminated on that basis.  Therefore, to avoid confusion, in Amendment No. 2 at page 32, we have eliminated the statement regarding funds being unavailable.

PRC Government Policy, page 36

Staff Comment 12:      It appears from your disclosure here that mines must implement these policies by 2012, or, in one case, 2013. If so, after these dates, is there a significant risk that your business will decline substantially such that you should include disclosure of the exact compliance deadline and the extent of your business derived from the expiring policy in your risk factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations?

Response:  The government has promulgated policies requiring mining companies to improve the safety systems and equipment in their mines before the deadlines stated in the Staff’s comment.   However, the Company believes that the passing of the deadlines will not result in any significant decline in demand for its services, such as would merit disclosure in the Company’s risk factors or Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The need for new safety systems and equipment for mines is ongoing and recurrent.  New mines are constantly being brought online, while older mines are constantly being retired.  A mine can only be operated for several years because of its limited resource potential. There will be more new mines discovered and brought online, so the business of developing and installing safety systems in mines will continue to grow.   Moreover, the systems require ongoing maintenance, which also provides recurrent business for the Company.  For these reasons we do not anticipate any reduction in demand for our services as a result of the passage of the government’s deadlines.

Gross Profit, page 41

Staff Comment 13:      Please tell us why you classify the business tax of the commission revenue as cost of sales rather than as cost of commission revenue. Please clarify the nature of this tax.

Response:  In Amendment No. 2 we have restated the financial statements of Dragons Soaring Limited and subsidiaries for the three months ended March 31, 2012 and 2011 and the financial statements of Huludao Rescue for 2011 and 2010, in both cases to reclassify the portion of the business tax attributable to commission revenue as cost of commission revenue, and have made the corresponding changes to Management’s Discussion.

Transfer of Cash, page 51

Staff Comment 14:      Please revise your disclosure to clarify the nature of the potential joint venture disclosed in paragraph (2). Discuss how the restrictions on foreign investment would impact this joint venture, who the other parties to the agreement would be, and the material terms of the agreement.

Response:  In Amendment No. 2 at page 51, we have modified the disclosure under “Transfer of Cash” to explain how a joint venture structure could be used to facilitate investment from the U.S. into Huludao Rescue.

Management, page 57

Staff Comment 15:      We note your response to prior comment 31. Please clarify the nature of the business of Shengshi (China) Culture, and Mr. Zhu’s role in the development of the “first mining capsule” referenced on page 58.

Response:  In Amendment No. 2 at page 60, we have modified Mr. Zhu’s biography to clarify the nature of the business of Shengshi (China) Culture and to clarify his development of a mining capsule in the ‘90’s.  We have removed the identification of his development as the “first” mining capsule, since we are unable to prove that there were no predecessors..

Employment Agreements, page 60

Staff Comment 16:      We note your response to prior comment 32 and your disclosure on page 61 regarding PRC employment law. Please tell us where you have reflected the provisions in section IX.1 of exhibits 10.12 and 10.13 regarding the agreement to pay “double of the national regulated standard,” or revise your disclosure accordingly.

Response:  In Amendment No. 2 at page 61, we have modified the disclosure as requested by adding a final sentence to the second-to-last paragraph of the section titled “EXECUTIVE COMPENSATION – Employment Agreements”.

Transactions with Related Persons, page 62

Staff Comment 17:      Please expand your disclosure provided in response to prior comment 33 to provide all of the information required by Regulation S-K Item 404 with respect to the related-party loans, including the identity of the related parties and the repayment due date. Also, tell us where in this section you have reflected the loans referenced on pages 2 and 4 of the Dragons Soaring March 31, 2012 financial statements, or revise your disclosure as appropriate.

Response:  In Amendment No. 2 at page 62, we have revised our disclosure as requested.  The disclosure in the second and third paragraph of this section reflects the loans classified in the Dragons Soaring March 31, 2012 financial statements  in the line items “loans from stockholders”, “repayment of stockholder loans”, and “proceeds of stockholder loans.”

Staff Comment 18:      Please revise your disclosure to explain clearly the discrepancy discussed in your response to prior comment 34.

Response:  In Amendment No. 2 at page 62, we have revised the disclosure as requested to explain the discrepancy.

Staff Comment 19:      Please expand your response to prior comment 46 to tell us who did not pay for the common stock and the status of the subscription.

Response:

The shareholders of Dragons Soaring, prior to its acquisition by Bridgeway Acquisition Corp., are identified on page 7 of the 8-K.  They obtained their shares in the BVI entity by committing to pay $50,000 on demand.  Such a transaction is authorized by Section 47 of the BVI Business Companies Act, which provides that “a share may be issued for consideration in any form, including … written obligation to contribute money…”  Since the filing of the 8-K, those original shareholders have paid the $50,000 subscription amount in cash to Dragons Soaring.

Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2012 and 2011 (Unaudited)

Note 2. Summary of Significant Accounting Policies, Basis of Accounting and Presentation, page 8

Staff Comment 20:      Please explain the difference between the $974,451 accounts payable balance on the VIE and the $928,230 accounts payable balance on the consolidated financial statements.

Response:  The difference was principally due to consulting fees of $47,400 payable by Huludao Rescue (the VIE) to Huashida Consulting (the WFOE) according to the Exclusive Technical Service and Business Consulting Agreement between these two parties. This receivable and payable were eliminated as an intercompany transaction in consolidation.

Note 2. Revenue and Cost Recognition, page 13

Staff Comment 21:      Regarding the commission revenue, please revise to disclose if you have any further obligations to your customers after making recommendations for rescue equipment purchases. In that regard, your revised disclosure should discuss if the commission fee is non-refundable and if there are any contingences related to the commissions. Please also clarify when these fees are collected.

Response:  In Amendment No. 2, we have rewritten the fifth paragraph of the Revenue and Cost Recognition note to disclose the Company’s further obligations after the purchase contract or lease is signed, the due date for payment of commissions as well as the related revenue recognition policy for commissions, and the absence of contingencies on payment of commissions.

Exhibits

Staff Comment 22:      Regarding your response to prior comments 47 and 49:

●	It appears that you have provided us only a portion of the schedules to exhibit 2.1. Please provide us all other schedules mentioned in that exhibit.
●	Revise an appropriate section of your document to disclose the name change of your VIE.
●	Please tell us why the “translation error” was not corrected in exhibit 3.3, 3.5 and 3.6.
●	Exhibit 3.4 does not appear to be the November 12, 2011 amendment that you mention in your exhibit index. Please clarify.

Response:

●
The schedules that we delivered to you with our response filed on August 1, 2012 are all of the schedules that were prepared and delivered in connection with the share exchange agreement.  Certain other documents which were to be included as schedules to the share exchange agreement were waived by the parties.

●	In Amendment No. 2 at pages 7 and 34, we have revised the disclosure relating to the history of our VIE in the Business and MD&A sections to disclose the name change of our VIE.

●
The original name of Huludao Rescue was not conformed to the preferred translation in Exhibits 3.3, 3.5 and 3.6 because the parties to those documents do not refer to the English translation.  To avoid confusion, we are today filing as exhibits to Amendment No. 2 those three documents with the translation of the name corrected.

●	Exhibit 3.4 was mis-dated in our Exhibit list. The date has been corrected in the Exhibit list in Amendment No. 2

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or to Robert Brantl, company counsel, at (914) 693-3026.

Sincerely,
By:	/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board

ACKNOWLEDGEMENT

China Equipment Rescue Equipment, Inc. acknowledges that:

●	China Equipment Rescue Equipment, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	China Equipment Rescue Equipment, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEFENG RESCUE EQUIPMENT, INC.
By:	/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board